EXHIBIT 99

Explanation of Responses:

(1) On December 8, 2003, Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("Ventures"), distributed 1,863,807 of its 1,864,735 shares of common stock of Newfield Exploration Company (the "Company") to its partners in an exempt transaction pursuant to Rule 16a-13. The sole general partner of Ventures is Warburg, Pincus & Co., a New York general partnership ("WP") which received 206,298 shares in the distribution. WP, in turn, distributed the 206,298 shares to its partners in an exempt transaction pursuant to Rule 16a-13, including 14,700 shares to Mr. Newman. Warburg, Pincus LLC (f/k/a E.M. Warburg, Pincus & Co., LLC), a New York limited liability company ("WPLLC"), manages Ventures. The members of WPLLC are substantially the same as the partners of WP. Mr. Newman, a director of the Company, is a Vice Chairman and member of WPLLC and a general partner of WP. As such, Mr. Newman may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 of the Securities Exchange Act of 1934) in an indeterminate portion of the 928 shares beneficially owned by Ventures. Due to the fact that this is an exempt transaction pursuant to Rule 16a-13, no prices have been included.

(2) These securities (the "WPEP Shares") are owned by Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), and certain affiliated partnerships (together with WPEP, the "WPEP Entities"). The sole general partner of WPEP is WP. WPLLC manages WPEP. The members of WPLLC are substantially the same as the partners of WP. Mr. Newman, a director of the Company, is a Vice Chairman and member of WPLLC and a general partner of WP. Mr. Newman may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 of the Securities Exchange Act of 1934) in an indeterminate portion of the WPEP Shares beneficially owned by the WPEP Entities and WP. Mr. Newman disclaims beneficial ownership of the WPEP Shares.